Exhibit 99.1

Hafnia Limited Announces Financial Results For The Three Months Ended March 31, 2024

Singapore, 15 May 2024

Hafnia Limited (“Hafnia”, the “Company” or “we”, OSE ticker code: “HAFNI”, NYSE ticker code “HAFN”) today announced results for the three months ended March 31, 2024.

The full report can be found in the Investor Relations section of Hafnia’s website: https://investor.hafniabw.com/financials/quarterly-results/default.aspx

Highlights and Recent Activities

◾
In Q1 2024, Hafnia recorded a net profit of USD 219.6 million equivalent to a profit per share of USD 0.43 per share (Q1 2023: USD 256.6 million equivalent to a profit per share of USD 0.51 per share).

◾	The commercially managed pool business generated an income of USD 9.8 million (Q1 2023: USD 11.1 million).
◾	Time Charter Equivalent (TCE)[1] earnings for Hafnia were USD 378.8 million in Q1 2024 (Q1 2023: USD 377.2 million) resulting in an average TCE[1] of USD 36,230 per day.
◾	Adjusted EBITDA[1] was USD 287.1 million in Q1 2024 (Q1 2023: USD 296.0 million).
◾	As of 10 May 2024, 68% of total earning days of the fleet were covered for Q2 2024 at USD 37,896 per day.
◾
On 27 March 2024, Hafnia publicly filed a registration statement with the U.S. Securities and Exchange Commission (the "SEC"), for the purpose of listing of the Company's common shares on the New York Stock Exchange (“NYSE”).

◾	On 9 April 2024, Hafnia’s common shares commenced trading on the NYSE under the ticker “HAFN”, while continuing to be listed on the Oslo Stock Exchange under the ticker “HAFNI”.

1 See Non-IFRS Section below

Mikael Skov, CEO of Hafnia, commented:

The strength of the product tanker market continued into 2024 from 2023 due to vessels being rerouted on longer voyages via the Cape of Good Hope to bypass disruptions in the Red Sea, resulting in higher spot rates across all segments compared to the previous quarter.

I am proud to share that Hafnia achieved a net profit of USD 219.6 million in our first quarter, demonstrated by our active management approach, modern fleet, and strong presence in the spot market. Our pool and bunkering business also performed well, contributing USD 9.8 million to our overall results. The IFRS 15 load-to-discharge adjustment has resulted in a negative TCE adjustment of USD 7.2 million.

With a diversified and modern fleet of over 130 modern vessels and increasing asset values, our net asset value (NAV1) stands at approximately USD 4.3 billion by the end of the quarter, translating to a NAV per share of around USD 8.37 (~NOK 90.35). This includes that we hold purchase options for eight chartered-in vessels, valued at approximately USD 120 million, enabling us to capitalise on asset value appreciation.

We achieved a significant milestone on April 9, 2024 by listing our common shares on the New York Stock Exchange (NYSE) under the ticker ‘HAFN’, complementing our existing listing on the Oslo Stock Exchange (OSE). This dual listing expands our investor base, offering direct exposure in the US markets to our strong commercial performance and track record of shareholder returns. On the same day, we announced that we're raising our dividend payout ratio from 70% to 80% when our net loan-to-value is between 20% and 30%.

Additionally, when our net loan-to-value falls below 20%, we will raise this further to 90% from the previous 80%. This shows our dedication to providing solid returns to shareholders while also managing our finances responsibly.

At the close of the quarter, our net loan-to-value stood at 24.2% and I am pleased to announce a dividend payout ratio of 80%, translating to a dividend of USD 175.7 million or USD 0.3443 per share. This marks the highest dividend Hafnia has ever made and holds potential for further growth as we continue strengthening our balance sheet.

In the first quarter, the product tanker market was significantly impacted by events in the Red Sea, causing vessels to take longer routes. Looking ahead to the rest of 2024, the outlook remains positive. This is mainly due to refinery dislocations and ramp-ups expected in the Middle East, alongside minimal growth in tanker supply. Firm oil demand, particularly from China and India, also contributes to this positive outlook.

As of May 10, 2024, we've secured coverage for 68% of the earning days in Q2, averaging USD 37,896 per day, and 32% coverage at USD 33,901 per day for the entire 2024.

1 NAV is calculated using the fair value of Hafnia’s owned vessels.

Fleet

At the end of the quarter, Hafnia had 117 owned vessels1 and 14 chartered-in vessels. The total fleet of the Group comprises 10 LR2s, 35 LR1s (including 3 bareboat-chartered in and 4 time-chartered in), 62 MRs of which 9 are IMO II (including 10 time-chartered in and 5 bareboat chartered in) and 24 Handy vessels of which 18 are IMO II (including 10 bareboat-chartered in).

The average estimated broker value of the owned fleet was USD 4,682 million, of which the LR2 vessels had a broker value of USD 641 million, the LR1 fleet had a broker value of USD 1,214 million2, the MR fleet had a broker value of USD 1,953 million3 and the Handy vessels had a broker value of USD 874 million4. The unencumbered vessels had a broker value of USD 600 million.

The fleet chartered-in had a right-of-use asset book value of USD 23.9 million with a corresponding lease liability of USD 28.8 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Joint Venture and two MRs owned through 50% ownership in the Andromeda Joint Venture
2 Including USD 338 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Joint Venture
3 Including USD 50 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the Andromeda Joint Venture; and IMO II MR vessels
4 Including IMO II Handy vessels

Key Figures

USD million	Q2 2023	Q3 2023	Q4 2023[6]	Q1 2024
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	482.0	427.8	472.0	521.8
Profit before tax	214.7	147.9	178.3	221.3
Profit for the period	213.3	146.9	176.4	219.6
Financial items	(19.8)	(22.6)	(7.1)	(18.9)
Share of profit from joint ventures	5.1	3.3	4.9	7.3
TCE income[1]	349.3	310.3	329.8	378.8
Adjusted EBITDA[1]	261.6	220.8	234.5	287.1
Balance Sheet
Total assets	4,086.7	3,821.6	3,913.9	3,897.0
Total liabilities	1,910.9	1,623.4	1,686.2	1,541.8
Total equity	2,175.8	2,198.2	2,227.7	2,355.2
Cash at bank and on hand[2]	241.5	124.8	141.6	128.9
Key financial figures
Return on Equity (RoE) (p.a.) [3]	40.8%	27.9%	33.3%	38.3%
Return on Invested Capital (p.a.) [4]	26.4%	19.2%	19.3%	27.6%
Equity ratio	53.9%	57.5%	56.9%	60.4%
Net loan-to-value (LTV) ratio[5]	30.1%	27.4%	26.3%	24.2%

1 See Non-IFRS Section below
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels).
6 Q4 2023 figures onwards include IFRS 15 load to discharge adjustments; while previous quarters were not adjusted. Operating revenue from Q4 2023 onwards is adjusted for pool allocation while previous quarters were not adjusted.
For the 3 months ended 31 March 2024	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[1]	6	29	60	24	119
Total operating days[2]	483	2,545	5,243	2,184	10,455
Total calendar days (excluding TC-in)	546	2,275	4,550	2,184	9,555
TCE (USD per operating day)[3]	52,813	46,749	32,888	28,307	36,230
OPEX (USD per calendar day)[4]	8,550	8,178	7,812	7,569	7,886
G&A (USD per operating day)[5]					1,228

1 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Joint Ventures and two MRs owned through 50% ownership in the Andromeda Joint Ventures
2 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
3 See Non-IFRS Section below
4 OPEX includes vessel running costs and technical management fees.
5 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.
6 Inclusive of nine IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.

Market
In the first quarter of 2024, the product tanker market experienced a significant increase in earnings, largely due to ongoing issues affecting the Suez Canal, which caused shifts in trade routes. Additionally, challenges such as drought in the Panama Canal and low diesel inventories in Europe further drove strong performance for the quarter. Overall, the average rates in the first quarter surpassed those experienced in the fourth quarter of 2023.
According to the International Energy Agency (IEA), global oil demand in 2024 is showing signs of slowing down, with a decrease of 0.3 million barrels per day in the first quarter compared to 102.0 million barrels per day in the fourth quarter. The post-COVID surge in oil demand has peaked, and now global oil demand is primarily influenced by broader economic factors and market conditions rather than policy decisions. However, despite this, global oil demand for 2024 is still projected to increase by 1.2 million barrels per day to reach 103.2 million barrels, with non-OECD countries like China and India driving most of the growth. The demand mix is expected to be led by LPG/ethane and naphtha.
In addition to strong oil demand in 2024, changes in the refinery landscape are set to boost the product tanker market. In 2023, increases in export volumes were largely driven by new refinery operations in the Middle East, such as Al Zour in Kuwait and Duqm in Oman. These refineries, along with others opening in Africa and Asia, are expected to increase production further this year.
On the other hand, ongoing refinery shutdowns in regions like the U.S. and Europe mean that they will need to compensate for lost volumes with imports. This ongoing shift in refinery operations and distribution patterns will alter global oil trade routes and contribute to increased product tonne-miles.
While the impact of sanctions on Russia's products has been fully felt, it has left a lingering effect on inventories. Distillate inventories in Europe remain below the past decade’s average, requiring replenishment. This potential increase in European imports to refill inventories is likely to occur through long-haul trades from the Middle East, where refinery capacities focused on middle distillates continue to expand.
Regarding the product tanker supply, the outlook for 2024 remains positive, with limited growth expected this year. Growth is, however, anticipated to pick up from 2025 onwards, primarily due to an increase in LR2 orders in 2023. While ordering in 2024 has also risen, the overall outlook remains favourable, with the product tanker order book accounting for a relatively modest 14% of fleet capacity as of the end of April 2024.
Looking ahead, healthy market conditions are expected to persist. Ongoing geopolitical uncertainties will drive demand for tonne miles while tonnage flows through the Panama Canal are gradually returning to normal. The dislocation of refinery capacity with oil-consuming regions and limited supply growth will support vessel utilisation and contribute to overall tonne-mile growth.

Declaration of Dividend

Hafnia’s Board of Directors has declared a quarterly dividend of USD 0.3443 per share.

Record date will be 23 May 2024 with ex. Dividend date of 22 May 2024 and payment from 29 May 2024 onwards. Please see separate announcement for dividend.

Conference Call

Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on 15 May 2024.
The details are as follows:

Date: Wednesday, 15th May 2024

Location	Local Time

Oslo, Norway	14:30 CET
New York, U.S.A.	08:30 EST
Singapore	20:30 SGT

The financial results presentations will be available via live video webcast via the following link: Click here to join Hafnia's Investor Presentation on 15 May 2024

Meeting ID: 364 498 305 350
Passcode: BkbxHb
Download Teams | Join on the web
Or Dial In (audio only): +45 32 72 66 19,, 59584768 #  Denmark
Phone Conference ID: 595 847 68#

Contacts

Mikael Skov, CEO Hafnia Limited

+65 8533 8900

About Hafnia

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As Owners and Operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Non-IFRS Measures

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure for the period ended 31 March 2024 and 31 March 2023.

	For the 3 months ended 31 March 2024 USD’000	For the 3 months ended 31 March 2023 USD’000
Profit for the financial period	219,571	256,635
Income tax expense	1,743	1,923
Depreciation charge of property, plant and equipment	53,793	51,661
Amortisation of intangible assets	336	332
Gain on disposal of assets	—	(36,687)
Share of profit of equity-accounted investees, net of tax	(7,289)	(5,822)
Interest income	(2,805)	(4,909)
Interest expense	15,827	29,200
Capitalised financing fees written off	1,663	—
Other finance expense	4,213	3,680
Adjusted EBITDA	287,052	296,013

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

1Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

Reconciliation of Non-IFRS measures

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2024	For the 3 months ended 31 March 2023
Revenue (Hafnia Vessels and TC Vessels)	521,792	522,601
Revenue (External Vessels in Disponent-Owner Pools)	263,101	93,957
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(142,990)	(145,409)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(84,213)	(42,751)
Less: Pool distributions (External Vessels in Disponent-Owner Pools)	(178,888)	(51,206)
TCE income	378,802	377,192
Operating days	10,455	10,388
TCE income per operating day	36,230	36,312

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 March 2024	For the 3 months ended 31 March 2023
Revenue (Hafnia Vessels and TC Vessels)	521,792	522,601
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(142,990)	(145,409)
TCE income	378,802	377,192
Operating days	10,455	10,388
TCE income per operating day	36,230	36,312

Forward-Looking Statements

This press release and any other written or oral statements made by us or on our behalf may include “forward-looking statements “within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates, which are other than statements of historical facts or present facts and circumstances. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this press release are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot guarantee prospective investors that the intentions, beliefs or current expectations upon which its forward-looking statements are based will occur.

Other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements due to various factors include, but are not limited to:

•	general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas;
•
general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;

•	changes in expected trends in scrapping of vessels;
•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
•	competition within our industry, including changes in the supply of chemical and product tankers;
•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	our ability to comply with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•	changes in governmental regulations, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events;

•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
•	our ability to procure or have access to financing and refinancing;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in commodity prices, foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	technological developments;
•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance; and

•	other factors set forth in “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Registration Statement on Form 20-F, filed with the U.S. Securities and Exchange Commission on 1 April 2024

Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.